UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  3)*

China Medicine Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

000-51379
(CUSIP Number)

OEP CHME Holdings, LLC	OEP CHME Holdings, LLC	Dechert LLP
c/o One Equity Partners	c/o One Equity Partners	27/F Henley Building
Chater House, 20F	320 Park Avenue, 18th Floor	5 Queen’s Road Central
8 Connaught Road Central	New York, NY 10022	New York, NY 10022
Hong Kong	212-277-1500	+852 3518 4700
+852 2167 8517	Attention: Richard W. Smith	Attention: David Cho
Attention: Ryan Shih

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ___000-51379_________________

1.	Names of Reporting Persons.

OEP CHME Holdings, LLC
I.R.S. Identification Nos. of above persons (entities only).
27-1672808

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ x ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of	7. Sole Voting Power
Shares Bene-	0
ficially	8. Shared Voting Power
Owned by Each	18,472,560*
Reporting	9. Sole Dispositive Power
Person With:	0
10. Shared Dispositive Power
11,892,560**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,892,560**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ x ]

13.	Percent of Class Represented by Amount in Row (11)

42.7%***

14.	Type of Reporting Person (See Instructions)

OO (Limited Liability Company)

*
Pursuant to Rule 13-d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares.  Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.

**
Consists of (a) 8,333,334 shares of Common Stock plus (b) 355,922.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 3,559,226 shares of Common Stock.  The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of September 17, 2012.

***
For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding.  The foregoing percentage is calculated based on 27,837,970 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of September 17, 2012, which includes the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. ____000-51379________________

1.	Names of Reporting Persons.

One Equity Partners III, L.P.
I.R.S. Identification Nos. of above persons (entities only).
98-0564090

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ x ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Cayman Islands

Number of	7. Sole Voting Power
Shares Bene-	0
ficially	8. Shared Voting Power
Owned by Each	18,472,560*
Reporting	9. Sole Dispositive Power
Person With:	0
10. Shared Dispositive Power
11,892,560**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,892,560**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ x ]

13.	Percent of Class Represented by Amount in Row (11)

42.7%***

14.	Type of Reporting Person (See Instructions)

PN

*
Pursuant to Rule 13-d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares.  Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.

**
Consists of (a) 8,333,334 shares of Common Stock plus (b) 355,922.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 3,559,226 shares of Common Stock.  The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of September 17, 2012.

***
For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding.  The foregoing percentage is calculated based on 27,837,970 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of September 17, 2012, which includes the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. ____000-51379________________

1.	Names of Reporting Persons.

OEP General Partner III, L.P.
I.R.S. Identification Nos. of above persons (entities only).
98-0563874

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ x ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Cayman Islands

Number of	7. Sole Voting Power
Shares Bene-	0
ficially	8. Shared Voting Power
Owned by Each	18,472,560*
Reporting	9. Sole Dispositive Power
Person With:	0
10. Shared Dispositive Power
11,892,560**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,892,560**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ x ]

13.	Percent of Class Represented by Amount in Row (11)

42.7%***

14.	Type of Reporting Person (See Instructions)

PN

*
Pursuant to Rule 13-d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares.  Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.

**
Consists of (a) 8,333,334 shares of Common Stock plus (b) 355,922.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 3,559,226 shares of Common Stock.  The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of September 17, 2012.

***
For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding.  The foregoing percentage is calculated based on 27,837,970 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of September 17, 2012, which includes the Preferred Stock beneficially owned by the Reporting Persons.

CUSIP No. _____000-51379_______________

1.	Names of Reporting Persons.

OEP Parent LLC
I.R.S. Identification Nos. of above persons (entities only).
27-3449378

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ x ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware

Number of	7. Sole Voting Power
Shares Bene-	0
ficially	8. Shared Voting Power
Owned by Each	18,472,560*
Reporting	9. Sole Dispositive Power
Person With:	0
10. Shared Dispositive Power
11,892,560**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,892,560**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [x ]

13.	Percent of Class Represented by Amount in Row (11)

42.7%***

14.	Type of Reporting Person (See Instructions)

HC; CO

*
Pursuant to Rule 13-d-4 under the Exchange Act, the Reporting Persons disclaim beneficial ownership of an aggregate amount of 6,580,000 shares of Common Stock that are beneficially owned by Mr. Yang, Ms. Liu and Mr. Liu, as described in Item 5 (the “Disclaimed Shares”), for all purposes except as to shared voting power to the extent set forth in Section 3.1 of the Shareholders Agreement, as described in Item 6, and this report shall not be deemed an admission that the Reporting Persons beneficially own the Disclaimed Shares.  Furthermore, to the extent that, as described in Item 5, the Reporting Persons and Mr. Yang, Ms. Liu and Mr. Liu may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act, the Reporting Persons expressly disclaim membership in such group except to the extent of such shared voting power.

**
Consists of (a) 8,333,334 shares of Common Stock plus (b) 355,922.6 shares of Redeemable Convertible Preferred Stock, which are convertible into 3,559,226 shares of Common Stock.  The calculation of the number of shares of Common Stock that the shares of Preferred Stock are convertible into is based on the conversion price as of September 17, 2012.

***
For the purpose of Rule 13d-3 under the Securities Exchange Act, we have assumed that all shares of Common Stock into which the shares of Preferred Stock are convertible are currently issued and outstanding.  The foregoing percentage is calculated based on 27,837,970 shares of Common Stock of the Issuer outstanding on a fully-diluted basis as of September 17, 2012, which includes the Preferred Stock beneficially owned by the Reporting Persons.

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2010, as amended by Amendment No. 1 filed with the Commission on March 5, 2010, and as further amended by Amendment No. 2 filed with the Commission on November 10, 2010 by OEP CHME Holdings, LLC (“OEP”), One Equity Partners III, L.P., OEP General Partner III, L.P., OEP Parent Corporation and OEP Holding Corporation (One Equity Partners III, L.P., OEP General Partner III, L.P., and OEP Parent LLC collectively, with OEP, the “Reporting Persons”), with respect to common stock, $0.0001 par value per share (the “Common Stock”), of China Medicine Corporation, a Nevada corporation (the “Issuer”).  Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, and as further amended by Amendment No. 2.

Item 1. Security and Issuer

Item 2. Identity and Background

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Persons are listed on Schedule A to this Amendment No. 3.

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Amendment No. 3 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The consideration used by the Issuer for the redemption of Preferred Stock was disbursed from the Escrow Account (as defined in the description of the Escrow Agreement in Item 6 hereto).

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Except as set forth in this Item 4, none of the Reporting Persons, nor to the knowledge of each Reporting Person, any individuals listed in response to Item 2 of Schedule 13D, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Section 4.11 of the Stock Subscription Agreement between OEP, the Issuer and Mr. Senshan Yang, dated December 31, 2009 (the “Stock Subscription Agreement”) and Section 4 of the Certificate of Designation, Rights and Preferences, Redeemable Convertible Preferred Stock, China Medicine Corporation, dated as of December 31, 2009 (the “Certificate of Designation”) grant OEP the right to redeem Preferred Stock using funds held in the Escrow Account.

Pursuant to section 4.11 of the Stock Subscription Agreement, the number of shares to be redeemed, together with the value of each such share, is to be determined according to the formula set out therein.

Consequently, on September 17, 2012, OEP redeemed a total of 1,130,744 shares of Preferred Stock for the total consideration of Renminbi 240,607,814.14, at $33.3982862 per share.

For the avoidance of doubt, the disbursement of funds from the Escrow Account shall not constitute a disbursement of Escrow Funds (as defined in the Certificate of Designation) to the Issuer triggering an Automatic Conversion Event (as defined in the Certificate of Designation) under Section 6(b) of the Certificate of Designation, and shall not result in the conversion of Preferred Stock into Common Stock.

In addition, with respect to the Loan made by OEP to the Issuer that has not been repaid as of September 17, 2012, OEP intends to redeem that number of shares of Preferred Stock redeemable in accordance with the formula set forth in Section 4.11 of the Stock Subscription Agreement and Section 4 of the Certificate of Designation upon repayment of the Loan by the Issuer.

Furthermore, pursuant to Section 4.11 of the Stock Subscription Agreement, Section 11 of the Guangzhou Escrow Agreement and Section 4 of the Certificate of Designation, OEP intends to redeem that number of shares of Preferred Stock redeemable from the

Guangzhou Escrow Account in accordance with the formula set forth in Section 4.11 of the Stock Subscription Agreement and Section 4 of the Certificate of Designation on a date to be determined by OEP.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

Immediately before the redemption as described in Item 4, OEP and each of the other Reporting Persons may have been deemed to own beneficially 23,200,000 shares of Common Stock, which included 8,333,333 shares of Common Stock and 14,866,667 shares of Common Stock issuable upon the conversion of 1,486,666.7 Preferred Shares, representing approximately 59.3% of the outstanding shares of Common Stock on a fully-diluted basis, which includes 14,866,667 shares of Common Stock issuable upon the conversion of 1,486,666.7 Preferred Shares.

As of September 17, 2012, following the consummation of the redemption as described in Item 4, OEP and each of the other Reporting Persons may be deemed to own beneficially 11,892,560 shares of Common Stock, representing approximately 42.7% of the outstanding Common Stock on a fully-diluted basis.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Escrow Agreement

On May 16, 2011, OEP, the Issuer, and the Hong Kong branch of JPMorgan Chase Bank, N.A. (the “Escrow Agent”) entered into the Escrow Agreement pursuant to which an escrow account (the “Escrow Account”) was created by the Escrow Agent.

Escrow Funds Loan Agreement

On March 2, 2012, OEP and the Issuer entered into the Escrow Funds Loan Agreement pursuant to which the Issuer borrowed the Renminbi equivalent of US$2,000,000 (the “Loan”) in order for the Issuer to pay accrued expenses relating to certain accounting, legal and consulting services rendered to it by third party service providers.

Guangzhou Escrow Agreement

On January 31, 2012, OEP, Guangzhou Konzern Medicine Co., Ltd. and JPMorgan Chase Bank (China) Company Limited acting through its Guangzhou Branch (the “Guangzhou Escrow Agent”), entered into the Escrow Agreement (the “Guangzhou Escrow Agreement”) pursuant to which an escrow account (the “Guangzhou Escrow Account”) was created by the Guangzhou Escrow Agent.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Escrow Agreement, dated as of May 16, 2011 among China Medicine Corporation, OEP CHME Holdings, LLC and the Hong Kong branch of JPMorgan Chase Bank, N.A.

Exhibit 2	Escrow Funds Loan Agreement, dated as of March 2, 2012 between OEP CHME Holdings, LLC and China Medicine Corporation.

Exhibit 3	Escrow Agreement, dated as of January 31, 2012 among Guangzhou Konzern Medicine Co., Ltd., OEP CHME Holdings, LLC and JPMorgan Chase Bank (China) Company Limited Guangzhou Branch.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OEP CHME HOLDINGS, LLC

	By:	One Equity Partners III, L.P.,
as Managing Member

	By:	OEP General Partner III, L.P,
as general partner

	By:	OEP Parent LLC,
as general partner

	By:	/s/ Richard W. Smith
	Name:	Richard W. Smith
	Title:	Managing Director

ONE EQUITY PARTNERS III, L.P.

	By:	OEP General Partner III, L.P,
as general partner

	By:	OEP Parent LLC,
as general partner

	By:	/s/ Richard W. Smith
	Name:	Richard W. Smith
	Title:	Managing Director

OEP GENERAL PARTNER III, L.P.

	By:	OEP Parent LLC,
as general partner

	By:	/s/ Richard W. Smith
	Name:	Richard W. Smith
	Title:	Managing Director

OEP PARENT LLC

	By:	/s/ Richard W. Smith
	Name:	Richard W. Smith
	Title:	Managing Director

Date September 17, 2012

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A is hereby amended and supplemented as follows:

DIRECTORS AND EXECUTIVE OFFICERS OF OEP PARENT LLC

The names of the directors and the names and titles of the executive officers of OEP Parent LLC and their present principal occupations and residence or business addresses are set forth below. Each position set forth opposite an individual’s name refers to OEP Parent LLC and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	President and Manager	320 Park Avenue, NY, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, NY, NY 10022
Raphael L. de Balmann	Managing Director	320 Park Avenue, NY, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, NY, NY 10022
Henry H. Briance	Managing Director	320 Park Avenue, NY, NY 10022
James B. Cherry	Managing Director	21 South Clark Street, Chicago IL 60603-2003
Andrew G. Dunn	Managing Director	320 Park Avenue, NY, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, NY, NY 10022
David Han	Managing Director	320 Park Avenue, NY, NY 10022
Joseph P. Huffsmith	Managing Director	10 South Dearborn, Chicago Illinois 60603-2003
Thomas J. Kichler	Managing Director	10 South Dearborn, Chicago Illinois 60603-2003
James W. Koven	Managing Director	320 Park Avenue, NY, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, NY, NY 10022
Jacques Nasser	Managing Director	1400 East Newport Center Drive, Deerfield Beach, FL 33442-7737
David Robakidze	Managing Director	320 Park Avenue, NY, NY 10022
Charles W. Scharf	Managing Director	320 Park Avenue, NY, NY 10022
Richard W. Smith	Managing Director and Manager	320 Park Avenue, NY, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, NY, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago IL 60603-2003
Matthew P. Hughes	Vice President	320 Park Avenue, NY, NY 10022
Ravish V. Patwardhan	Vice President	320 Park Avenue, NY, NY 10022
Kathryn L. Bryan	Chief Operating Officer & Chief Financial Officer	320 Park Avenue, NY, NY 10022
Judah A. Shechter	General Counsel & Secretary	270 Park Avenue, NY, NY 10017
Si-Yeon Kim	Chief Compliance Officer	320 Park Avenue, NY, NY 10022
Colleen A. Greenrod	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203
Asha T. Eapen	Vice President	10 South Dearborn, Chicago IL 60603-2203
Dora M. Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth De Guzman	Vice President & Assistant Secretary	270 Park Avenue, NY, NY 10017
Jay Mandelbaum	Manager	270 Park Avenue, NY, NY 10017
Doublas B. Petno	Manager	270 Park Avenue, NY, NY 10017
Robert Rubin	Manager	320 Park Avenue, NY, NY 10022
Matthew W. James	Manager	270 Park Avenue, NY, NY 10017
Barry L. Zubrow	Manager	270 Park Avenue, NY, NY 10017

DIRECTORS AND EXECUTIVE OFFICERS OF OEP HOLDING CORPORATION

The names of the directors and the names and titles of the executive officers of OEP Holding Corporation and their present principal occupations and residence or business addresses are set forth below. Each position set forth opposite an individual’s name refers to OEP Holding Corporation and each individual is a United States citizen.

Name	Position	Address
Richard M. Cashin	Director and President	320 Park Avenue, New York, NY 10022
Christian P. Ahrens	Managing Director	320 Park Avenue, New York, NY 10022
Gregory A. Belinfanti	Managing Director	320 Park Avenue, New York, NY 10022
Henry H. Briance	Managing Director	320 Park Avenue, New York, NY 10022
James B. Cherry	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Raphael de Balmann	Managing Director	320 Park Avenue, New York, NY 10022
Andrew G. Dunn	Managing Director	320 Park Avenue, New York, NY 10022
Colin M. Farmer	Managing Director	320 Park Avenue, New York, NY 10022
David Han	Managing Director	320 Park Avenue, New York, NY 10022
Joseph Huffsmith	Managing Director	10 South Dearborn, Chicago Illinois 60603-2003
Thomas J. Kichler	Managing Director	10 South Dearborn, Chicago Illinois 60603-2003
James W. Koven	Managing Director	320 Park Avenue, New York, NY 10022
Joseph G. Michels	Managing Director	320 Park Avenue, New York, NY 10022
Jac Nasser	Managing Director	1400 East Newport Center Drive, Deerfield Beach, FL, 33442-7737
David Robakidze	Managing Director	320 Park Avenue, New York, NY 10022
Charles W. Scharf	Managing Director	320 Park Avenue, New York, NY 10022
Richard W. Smith	Managing Director and Director	320 Park Avenue, New York, NY 10022
David A. Walsh	Managing Director	320 Park Avenue, New York, NY 10022
William H. Wangerin	Managing Director	21 South Clark Street, Chicago, IL 60603-2003
Matthew P. Hughes	Vice President	320 Park Avenue, New York, NY 10022
Ravish V. Patwardhan	Vice President	320 Park Avenue, New York, NY 10022
Kathryn L. Bryan	Chief Operating Officer & Chief Financial Officer	320 Park Avenue, New York, NY 10022
Judah A. Shechter	General Counsel & Secretary	320 Park Avenue, New York, NY 10022
Si-Yeon Kim	Chief Compliance Officer	320 Park Avenue, New York, NY 10022
Elizabeth De Guzman	Vice President & Assistant Secretary	270 Park Avenue, New York, NY 10017
Asha T. Eapen	Vice President	10 South Dearborn, Chicago IL 60603-2203
Colleen A. Greenrod	Vice President	10 South Dearborn, Chicago IL 60603-2203
Jessica R. Marion	Vice President	10 South Dearborn, Chicago IL 60603-2203
Dora M. Stojka	Vice President	10 South Dearborn, Chicago IL 60603-2203

DIRECTORS AND EXECUTIVE OFFICERS OF JPMORGAN CAPITAL CORPORATION

The names of the directors and the names and titles of the executive officers of JPMorgan Capital Corporation and their present principal occupations and residence or business addresses are set forth below. Each position set forth opposite an individual’s name refers to JPMorgan Capital Corporation and each individual is a United States citizen.

Name	Position	Address
Ellen J. Manola	Director	10 South Dearborn, Chicago IL 60603-2203
Francisco J. Pereiro	Director	10 South Dearborn, Chicago IL 60603-2203
Peter G. Weiland	Director	270 Park Avenue, New York, NY 10017
Scott Abramson	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Richard D. Archer	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Christine N. Bannerman	Vice President & Assistant Secretary	4 Chase Metrotech, Brooklyn, NY 11245

Daniel A. Balazs	Associate	10 South Dearborn, Chicago, IL, 60603-2300
Geoffrey P. Bratton	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Michael S. Bryant	Associate	10 South Dearborn, Chicago, IL 60603-2203
Browne, Brigid	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mit C. Buchanan	Managing Director	10 South Dearborn, Chicago IL 60603-2203
William R. Crissy	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Cynthia Cain	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Ana E. Conforti	Vice President	10 South Dearborn, Chicago IL 60603-2203
Richard S. Crowley	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Victoria B. Dal Santo	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Sheila K Delaney	Associate	10 South Dearborn, Chicago, IL 60603-2203
Anand Dandapani	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Jason T. Dinneen	Vice President	10 South Dearborn, Chicago IL 60603-2203
Hellen Doo	Vice President & Asst Secretary	245 Park Avenue, New York, NY 10167-0001
Antonina Doria	Vice President	10 South Dearborn, Chicago IL 60603-2203
Mary K. Duff	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
James A. Durham	Vice President	10 South Dearborn, Chicago IL 60603-2203
Sean M. Dwyer	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
John M. Eber	Managing Director	10 South Dearborn, Chicago IL 60603-2203
James M. Eligator	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Mary Eymard	Vice President	451 Florida Street, Baton Rouge, LA 70801-1700
Jean Fanning	Vice President	10 South Dearborn, Chicago IL 60603-2203
Frieda B. Feiger	Associate	10 South Dearborn, Chicago IL 60603-2203
Linda L. Fernandez	Associate	10 South Dearborn, Chicago IL 60603-2203
James A. Fox	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Emily M. Garrett	Vice President	383 Madison Avenue, New York, NY 10179
Brett A. Geiger	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Heather Glover	Vice President	10 South Dearborn, Chicago IL 60603-2203
Brian R. Gnolfo	Vice President	10 South Dearborn, Chicago IL 60603-2203
Darlene T. Golly	Associate	10 South Dearborn, Chicago IL 60603-2203
Amber Haley	Vice President	10 South Dearborn, Chicago IL 60603-2203
Patricia T. Habicht	Assistant Secretary	10 South Dearborn, Chicago IL 60603-2203
Eric J. Hamm	Vice President	10 South Dearborn, Chicago IL 60603-2203
Elizabeth M. Hayes	Associate	10 South Dearborn, Chicago IL 60603-2203
Michael D. Heine	Vice President	10 South Dearborn, Chicago IL 60603-2203
Yale C. Henderson	Managing Director	10 South Dearborn, Chicago IL 60603-2203
Jeffrey L. Hinds	Executive Director (Officer)	10 South Dearborn, Chicago IL 60603-2203
Philipp A. Hirche	Vice President	10 South Dearborn, Chicago IL 60603-2203
Anthony J. Horan	Senior Vice President & Assistant Secretary	277 Park Avenue, New York, NY 10172
Rondella Hunt	Vice President	10 South Dearborn, Chicago IL 60603-2203
John T. Hunter	Vice President	10 South Dearborn, Chicago IL 60603-2203
Steven N. Ignelzi	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Michelle L. Jones	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Suzanne M. Jones	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Min Yun Kim	Associate	10 South Dearborn, Chicago, IL 60603-2203
Jan I. Krueger	Associate	10 South Dearborn, Chicago, IL 60603-2203
William P. Kusack Jr	Managing Director	10 South Dearborn, Chicago, IL 60603-2203
Elisa A. Lass	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Lennox Leighton	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Mark Lenhardt	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Melvina E. Lloyd	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Kurt Lundgren	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Ellen J. Manola	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Ellen J. Manola	Treasurer	10 South Dearborn, Chicago, IL 60603-2203
Kin, Ryan	Vice President	10 South Dearborn Chicago, IL 60603-2203
Douglas, S. Lloyd	Executive Director (Officer)	10 South Dearborn Chicago, IL 60603-2203
Marie Y. Martinez	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Mark J. McCann	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Colleen A. Meade	Executive Director (Officer) Secretary	4 Chase Metrotech Center, Brooklyn, NY 11245-0001

Allison Metzger	Vice President	10 South Dearborn, Chicago, IL 60603-2203
D. C. Robinson	Executive Director	10 South Dearborn Chicago, IL 60603-2203
Deanna C. Mueller	Associate	10 South Dearborn, Chicago, IL 60603-2203
Patrick J. Nash	Managing Director	10 South Dearborn, Chicago, IL 60603-2203
Naveed Nabavi	Associate	10 South Dearborn, Chicago, IL 60603-2203
Roxanne C. Nicolas	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Timothy P. O’Keefe	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Susan M. Ochoa	Associate	10 South Dearborn, Chicago, IL 60603-2203
Gina I. Orlando	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Jon W. Pagac	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Melanie A. Pagliari	Associate	10 South Dearborn, Chicago, IL 60603-2203
Susan Parsons	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Anne F. Pax	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
William C. Pelletier	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Bonnie L. Percy-Hill	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Francisco J. Pereiro	Chairman	10 South Dearborn, Chicago, IL 60603-2203
Francisco J. Pereiro	President	10 South Dearborn, Chicago, IL 60603-2203
Brian Polt	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Jeremy S. Reinhard	Vice President	10 South Dearborn, Chicago, IL 60603-2203
Paulius Remeza	Associate	10 South Dearborn, Chicago, IL 60603-2203
D. C. Robinson	Executive Director (Officer)	10 South Dearborn, Chicago, IL 60603-2203
Mary F. Sackley	Vice President	10 South Dearborn, Chicago IL, 60603-2203
John P. Scothorn	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Shahani, Hasmita	Associate	10 South Dearborn Chicago, IL, 60603-2203
Socheat V. Som	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Rubiao Song	Executive Director (Officer)	383 Madison Avenue, New York, NY 10179
Joel P. Spenadel	Executive Director (Officer)	10 South Dearborn, Chicago IL, 60603-2203
Jeffrey S. Steenwyk	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Theodora Stojka	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Aloysius T. Stonitsch	Managing Director	10 South Dearborn, Chicago IL, 60603-2203
David R. Stoppel	Associate	10 South Dearborn, Chicago IL, 60603-2203
Patricia L. Striegel	Associate	10 South Dearborn, Chicago IL, 60603-2203
Galina Tam	Associate	10 South Dearborn, Chicago IL, 60603-2203
Bradley R. Tieche	Associate	10 South Dearborn, Chicago, IL 60603-2203
Eric T. White	Executive Director (Officer)	10 South Dearborn Chicago, IL, 60603-2203
Damian Warshall	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Krystal Zec	Vice President	10 South Dearborn, Chicago IL, 60603-2203
Jon D. Zywiciel	Vice President	10 South Dearborn, Chicago IL, 60603-2203

DIRECTORS AND EXECUTIVE OFFICERS OF BANC ONE FINANCIAL LLC

The names and titles of the executive officers of Banc One Financial LLC and their present principal occupations and residence or business addresses are set forth below. Each position set forth opposite an individual’s name refers Banc One Financial  LLC and each individual is a United States citizen.

Name	Position	Address
Michael J. Cavanagh	Director and Chairman of the Board	270 Park Avenue, New York, NY 10017
Christine N. Bannerman	Assistant Secretary	270 Park Avenue, New York, NY 10017
Francis J. Drozek	Assistant Treasurer	270 Park Avenue, New York, NY 10017
Lisa J. Fitzgerald	Managing Director	270 Park Avenue, New York, NY 10017
James A. Fox	Executive Director (Officer)	270 Park Avenue, New York, NY 10017
Jeffrey L. Hinds	Executive Director (Officer)	270 Park Avenue, New York, NY 10017
John J. Hyland	Vice president & Treasurer	270 Park Avenue, New York, NY 10017
Eva Loeffler	Assistant Secretary	270 Park Avenue, New York, NY 10017
Patrick J. Nash	Managing Director	270 Park Avenue New York, NY 10017
Carin S. Reddish	Assistant Secretary	270 Park Avenue, New York, NY 10017
Aloysius Stonitsch	Managing Director	270 Park Avenue, New York, NY 10017

DIRECTORS AND EXECUTIVE OFFICERS OF JPMORGAN CHASE & CO.

The names and titles of the directors and executive officers of JPMorgan Chase & Co. and their present principal occupations and residence or business addresses are set forth below. Each occupation set forth opposite an individual’s name refers to JPMorgan Chase & Co. unless otherwise noted and each individual is a United States citizen.

Name	Position	Address
James Dimon	President, Chief Executive Officer and Chairman of the Board of Directors	270 Park Avenue, New York, NY 10017
Frank Bisignano	Chief Administrative Officer	270 Park Avenue, New York, NY 10017
Douglas L. Braunstein	Chief Financial Officer	270 Park Avenue, New York, NY 10017
Michael J. Cavanagh	Chief Executive Officer of Treasury & Securities Services	270 Park Avenue, New York, NY 10017
Stephen M. Cutler	General Counsel	270 Park Avenue, New York, NY 10017
John L. Donnelly	Director of Human Resources	270 Park Avenue, New York, NY 10017
Mary E. Erdoes	Chief Executive Officer of Asset Management	270 Park Avenue, New York, NY 10017
John J. Hogan	Chief Risk Officer	270 Park Avenue, New York, NY 10017
Samuel Todd Maclin	Chief Executive Officer of Consumer and Business Banking	270 Park Avenue, New York, NY 10017
Douglas B. Petno	Chief Executive Officer of Commercial Banking	270 Park Avenue, New York, NY 10017
Gordon A. Smith	Chief Executive Officer Card Services	270 Park Avenue, New York, NY 10017
James E. Staley	Chief Executive Officer of Investment Bank Management	270 Park Avenue, New York, NY 10017
Matthew E. Zames	Chief Investment Officer	270 Park Avenue, New York, NY 10017
Barry L. Zubrow	Head of Corporate Regulatory Affairs	270 Park Avenue, New York, NY 10017
James A. Bell	Director; also, Retired Executive Vice President of The Boeing Company	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
Crandall C. Bowles	Director; also, Chairman of Spring Industries, Inc.	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
Stephen B. Burke	Director; also, Chief Executive Officer of NBC Universal, LLC and Executive Vice President of Comcast Cable Communications Inc.	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
David M. Cote	Director; also, Chairman and Chief Executive Officer of Honeywell International Inc.	c/o JPMorgan Chase & Co. , 270 Park Avenue, New York, NY 10017
James S. Crown	Director; also, President of Henry Crown and Company	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
Timothy P. Flynn	Director; also, Retired Chairman of KPMG International	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
Ellen V. Futter	Director; also, President and Trustee of American Museum of Natural History	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
Laban P. Jackson Jr.	Director; also, Chairman and Chief Executive Officer of Clear Creek Properties	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
Lee R. Raymond	Director; also, Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017
William C. Weldon	Director; also, Chairman and Chief Executive Officer of Johnson & Johnson	c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017